June 30, 2009

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	HomeTown Bankshares Corporation, Form S-4 (Amendment No. 4)

filed June 26, 2009

File No. 333-158525

Commissioners:

Pursuant to Rule 461 of the Securities Act of 1933, HomeTown Bankshares Corporation, the issuer named in the above referenced registration statement, hereby requests acceleration of the effectiveness of such registration statement and asks that such registration statement will become effective at 10 a.m., E.S.T. on July 2, 2009, or as soon thereafter as is practicable.

Sincerely,

GENTRY LOCKE RAKES & MOORE, LLP

/s/ Douglas W. Densmore
Douglas W. Densmore, Legal Counsel

10 Franklin Road SE, Suite 800 ❖ Roanoke, VA 24011❖ Toll Free: 866-983-866

www.gentrylocke.com